UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VUANCE LTD.

(Name of Issuer)

Ordinary Shares NIS 0.0588235 nominal value

(Title of Class of Securities)

None

(CUSIP Number)

PureRFid, Inc., 9817 S. 13th Street, Oak Creek, WI 53154, Tel. (414) 301-9435

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person: Sigma Wave Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a): ☒ (b): ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f). ☐
(6)	Place of Organization: Israel
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 398,881
	(8)	Shared Voting Power: 811,091
	(9)	Sole Dispositive Power: 398,881
	(10)	Shared Dispositive Power: 811,091
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,209,972
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
(13)	Percent of class represented by amount in Row (11): 16.66%
(14)	Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Person: Mr. Eli Rozen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a): ☒ (b): ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f). ☐
(6)	Citizenship: Israel
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 553,273
	(8)	Shared Voting Power: 412,311
	(9)	Sole Dispositive Power: 553,273
	(10)	Shared Dispositive Power: 412,311
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 965,584
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
(13)	Percent of class represented by amount in Row (11): 12.35%
(14)	Type of Reporting Person (See Instructions): IN

(1)	Name of Reporting Person: Mr. Avi Landman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a): ☒ (b): ☐
(3)	SEC Use Only
(4)	Source of Funds (see instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f). ☐
(6)	Citizenship: Israel
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 217,366
	(8)	Shared Voting Power: 398,780
	(9)	Sole Dispositive Power: 217,366
	(10)	Shared Dispositive Power: 398,780
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 616,146
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
(13)	Percent of class represented by amount in Row (11): 8.24%
(14)	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the ordinary shares NIS 0.0588235 nominal value (the “Ordinary Shares”) of Vuance Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at Sagid House “Ha’Sharon Industrial Park”, P.O.B. 5039, Qadima 60920, Israel.

Item 2.  Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934:

(a)	Sigma Wave Ltd. (“Sigma Wave”), a company incorporated in Israel;

(b)	Mr. Eli Rozen (“Mr. Rozen”), a citizen of Israel; and

(c)	Mr. Avi Landman (“Mr. Landman”), a citizen of Israel.

Sigma Wave is principally engaged in the business of wireless and internet technologies.  The principal office address of Sigma Wave is Aba Even, P.O.B. 12750, Hertzlia 46733, Israel.

Mr. Rozen is principally engaged in providing consulting and management services through his wholly owned company, Finel Architecture and Engineering Ltd. (“Finel”).  The business address of Mr. Rozen is 3, Tiran, Hertzeliya, Israel.

Mr. Landman is principally engaged in providing consulting services related to smart card technology through Ashland Investment Ltd.  The business address of Mr. Landman is Hagdud Haivri Street, Kiryat Motzkin, Israel.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

During the last five (5) years, neither the Reporting Persons, nor, in the case of Sigma Wave, to the best of its knowledge, any of Sigma Wave’s officers or directors, (a) have been convicted of a criminal proceeding (excluding minor traffic violations or similar misdemeanors); or (b) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On July 6, 2010, the Reporting Persons entered into a voting agreement (the “Voting Agreement”), pursuant to which, in consideration of the mutual covenants and agreements set forth therein, the Reporting Persons agreed to vote certain Ordinary Shares of the Issuer held by the Reporting Person, and to certain restrictions on the disposition of such Ordinary Shares, as set forth therein (and as more fully described in Item 6 below).

Mr. Rozen and Mr. Landman beneficially owned, respectively, 965,584 and 616,146 Ordinary Shares of the Issuer prior to entering into the Voting Agreement.

On July 12, 2010, Sigma Wave purchased an additional 398,881 Ordinary Shares of the Issuer from Mr. Jacob Hassan.  Sigma Wave purchased the Ordinary Shares with working capital at a cost of approximately $80,015.00.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated herein by reference.

Item 4.  Purpose of Transaction

The Reporting Persons entered into the Voting Agreement, and Sigma Wave purchased the Ordinary Shares of the Issuer from Mr. Jacob Hassan, for the purpose of assisting the Issuer in restructuring its current debt.  In the event of any further debt restructuring between the Issuer and any of its current note holders, Sigma Wave may acquire beneficial ownership of additional Ordinary Shares of the Issuer in the open market, in privately negotiated transactions or otherwise, further to such restructuring.

Mr. Rozen and Mr. Landman resigned from the Issuer's board of directors (the “Board”), respectively on July 25, 2010 and July 8, 2010, and three (3) new directors were appointed by the Board to serve on the Board, including Mrs. Tsviya Trabelsi, Chief Financial Officer of Sigma Wave.

        The Reporting Persons may engage the Issuer in discussions that may include matters relating to the Issuer's strategy, business, assets, operations, capitalization and/or financial condition, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Ordinary Shares Beneficially Owned by each Reporting Person.

i.
The aggregate number of Ordinary Shares beneficially owned by Sigma Wave to which this Statement relates is 1,209,972 Ordinary Shares.  According to the Issuer’s Form 20-F for fiscal year ended December 31, 2009 (the “Form 20-F”), the percentage of the Issuer’s Ordinary Shares beneficially owned by Sigma Wave is 16.66%.

ii.
The aggregate number of Ordinary Shares beneficially owned by Mr. Rozen to which this Statement relates is 965,584 Ordinary Shares.  Mr. Rozen directly holds 412,311 Ordinary Shares and possesses the right to acquire the beneficial ownership of 176,811 Ordinary Shares through the exercise of options held directly by Mr. Rozen.  Further, Mr. Rozen, in his capacity as sole shareholder of Finel, has the ability to appoint and remove directors of Finel, and, as such, may indirectly control the decisions of Finel regarding the vote and disposition of securities held by Finel; therefore, Mr. Rozen may be deemed to have indirect beneficial ownership of 376,462 Ordinary Shares through the exercise of options held directly by Finel.  According to the Issuer’s Form 20-F, the percentage of the Issuer’s Ordinary Shares beneficially owned by Mr. Rozen is 12.35%.

iii.
The aggregate number of Ordinary Shares beneficially owned by Mr. Landman to which this Statement relates is 616,146 Ordinary Shares.  Mr. Landman directly holds 313,780 Ordinary Shares and possesses the right to acquire the beneficial ownership of 217,366  Ordinary Shares through the exercise of options held directly by Mr. Landman.  Further, Mr. Landman, in his capacity as managing member of Ashland Investments LLC (“Ashland”), has the ability to appoint and remove directors of Ashland, and, as such, may indirectly control the decisions of Ashland regarding the vote and disposition of securities held by Ashland; therefore, Mr. Landman may be deemed to have indirect beneficial ownership of 85,000 Ordinary Shares held directly by Ashland.  According to the Issuer’s Form 20-F, the percentage of the Issuer’s Ordinary Shares beneficially owned by Mr. Landman is 8.24%.

(b)	Power to Vote or to Dispose of Ordinary Shares.

i.
Sigma Wave has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, 398,881 Ordinary Shares of the Issuer.  By virtue of the Voting Agreement, Sigma Wave has the power to direct the vote of an additional 811,091 Ordinary Shares of the Issuer, beneficially owned by Mr. Rozen and Mr. Landman.

ii.
Mr. Rozen has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, 553,273 Ordinary Shares of the Issuer.  By virtue of the Voting Agreement, Mr. Rozen shares the power to vote, or to dispose or to direct the disposition of, 412,311 Ordinary Shares of the Issuer, of which he beneficially owns.

iii.
Mr. Landman has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, 217,366 Ordinary Shares of the Issuer.  By virtue of the Voting Agreement, Mr. Landman shares the power to vote, or to dispose or to direct the disposition of, 398,780 Ordinary Shares of the Issuer, of which he beneficially owns.

(c)	Except for the transaction described in Item 3 above, the Reporting Persons have not, during the past sixty (60) days, effected any transactions in Ordinary Shares of the Issuer.

(d)
According to the Issuer’s Form 20-F, to each Reporting Person’s knowledge, the following persons (in addition to the Reporting Persons) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent (5%) of the Ordinary Shares of the Issuer:

i.	Special Situations Fund III, L.P.;
ii.	Special Situations Fund III, Q.P.;
iii.	Special Situations Cayman Fund, L.P.;
iv.	Homeland Security Capital Corporation; and
v.	Yitzchak Babayov.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On July 6, 2010, the Reporting persons entered into a voting agreement (the “Voting Agreement”), pursuant to which, in consideration of the mutual covenants and agreements set forth therein, Mr. Rozen and Mr. Landman agreed, inter alia, to vote, respectively, 412,311 and 398,780 Ordinary Shares of the Issuer, beneficially owned by such Reporting Person, in accordance with the instructions of Sigma Wave.  Under the Voting Agreement, Mr. Rozen and Mr. Landman further agreed to certain restrictions on the disposition of the Ordinary Shares of the Issuer set forth therein.

Mr. Rozen and Mr. Landman beneficially owned, respectively, 965,584 and 616,146 Ordinary Shares of the Issuer prior to entering into the Voting Agreement.

On July 12, 2010, Sigma Wave purchased an additional 398,881 Ordinary Shares of the Issuer from Mr. Jacob Hassan.  Sigma Wave purchased the Ordinary Shares with working capital at a cost of approximately $80,015.00.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Voting Agreement, dated July 6, 2010, between Sigma Wave Ltd., Mr. Eli Rozen and Mr. Avi Landman.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 19, 2010

SIGMA WAVE LTD. By: /s/ Tsviya Trabelsi Name: Tsviya Trabelsi Title: Chief Financial Officer MR. ELI ROZEN By: /s/ Eli Rozen MR. AVI LANDMAN By: /s/ Avi Landman